SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].


For the fiscal year ended December 31, 1999
                          -----------------

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


For the transition period from _______________ to ______________

Commission file number _________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Handy & Harman Savings Plan
                           555 Theodore Fremd Avenue
                           Rye, NY 10580

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           WHX Corporation
                           110 East 59th Street
                           New York, New York  10022

HANDY & HARMAN
SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 1999 and 1998
Index
--------------------------------------------------------------------------------



                                                                         Page(s)

Report of Independent Accountants                                           1

Financial Statements:

Statements of Net Assets Available for Benefits as of
   December 31, 1999 and 1998                                               2

Statement of Changes in Net Assets Available for Benefits
    for the year ended December 31, 1999                                    3

Notes to Financial Statements                                              4-10

Supplemental Schedule:

  Schedule H - Item 4i - Schedule of Assets Held for Investment Purposes
    as of December 31, 1999                                                 11

                        Report of Independent Accountants


To the Administrative Committee and Participants of
Handy & Harman Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Handy & Harman Savings Plan (the "Plan") at December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
June 27, 2000
New York, NY

HANDY & HARMAN
SAVINGS PLAN

Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998                                              2
--------------------------------------------------------------------------------


                                                      December 31,
                                                  1999              1998
 Assets:

 Investments at fair value                    $ 27,774,769      $ 23,223,436
                                              -------------     ------------

 Receivables:
    Employer matching contributions                 54,496            46,710
    Participant contributions                      233,347           215,254
    Loans to participants                        1,171,670         1,111,669
    Other                                           51,380            43,141
                                              ------------            ------
          Total receivables                      1,510,893         1,416,774
                                              ------------         ---------

 Net assets available for benefits            $ 29,285,662      $ 24,640,210
                                              ============      ============


                See accompanying notes to financial statements.

HANDY & HARMAN
SAVINGS PLAN

Statement of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 1999                                         3
--------------------------------------------------------------------------------

 Additions:
 Investment income:
   Net appreciation in fair value of investments              $  891,578
   Interest                                                       92,950
   Dividends                                                   2,165,019
                                                            ------------
                                                               3,149,547

 Plan conversion transfer                                      2,341,596

 Contributions:
   Participant                                                 2,619,227
   Employer                                                      554,657
                                                            ------------
                                                               3,173,884
                                                            ------------

 Total additions                                               8,665,027
                                                            ------------

 Deductions:
  Benefits paid to participants                                4,014,299
  Administrative expenses                                          5,276
                                                            ------------
 Total deductions                                              4,019,575
                                                            ------------

 Net increase                                                  4,645,452

 Net assets available for benefits:
   Beginning of year                                          24,640,210
                                                            ------------
   End of year                                              $ 29,285,662
                                                            ============


                See accompanying notes to financial statements.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                4
--------------------------------------------------------------------------------

1.       Description of Plan

         The following brief description of the Handy & Harman Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's assets are held in trust by T. Rowe Price Trust Company. The general operation and administration of the Plan are carried out by the Administrative Committee for the Plan (the "Committee").

         Any employee of Handy & Harman and participating subsidiaries (the "Company") who is not subject to a collective bargaining agreement of the Company which prohibits participation in the Plan is eligible to become a member of the Plan after three months of service.

         On March 1, 1998, the Company entered into an Agreement and Plan of Merger with WHX Corporation which was completed on April 13, 1998.

         On September 14, 1999, assets amounting to $2,341,596 were merged into the Plan from Sumco Inc. 401(k) Plan. Sumco Inc. ("Sumco") is a wholly owned subsidiary of Handy & Harman. Sumco employees began participating in the Plan on July 1, 1999.

         Contributions
         For each plan year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, not to exceed an annual maximum as determined by Internal Revenue Service Rules and
         Regulations. Participants may also rollover contributions from other qualified defined benefit or contribution plans. For Sumco participants, the Company contributes an amount equal to 75% of the first 4% of base compensation that a participant contributes to the Plan. For all other participants, the Company contributes an amount equal to 50% of the first 3% of base compensation that a participant contributes to the Plan.

         From January 1, 1999 until July 1, 1999, the date of the Plan's merger with Sumco Inc. 401(k) Plan, all employer matching contributions were made to the WHX Stock Fund. Beginning July 1, 1999, employer matching contributions to Sumco participants were allocated among the various investment funds according to participants' elections. Employer matching contributions to all other participants continue to be made to the WHX Stock Fund.

         Participant contributions may be further limited as the result of nondiscrimination test criteria as defined by the Internal Revenue Code of 1986, as amended.

         The unit value of participant's accounts in a particular investment fund is computed by dividing that particular investment fund's net value by the total number of participant units in that investment fund.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                5
--------------------------------------------------------------------------------

         Vesting
         Participants  are  immediately  vested  in the  entire  value  of their
         accounts,   including  employer   contributions  plus  actual  earnings
         thereon.

         Investment Options
         Each participant in the Plan elects to have his or her contributions invested in any one or a combination of investment funds. These funds are described as follows:

         T. Rowe Price Mid Cap Growth Fund - This fund invests in the common stocks of medium-sized companies.

         T. Rowe Price Small Cap Value Fund - This fund invests in the common stocks of small sized companies.

         T. Rowe Price Prime Reserve Fund - This fund is an actively managed portfolio with investments in money market funds.

         Massachusetts Investors Growth Stock Fund - This fund seeks investments it believes to have better than average long-term growth potential with an emphasis on quality companies. The fund may invest up to 50% in foreign securities.

         Massachusetts Investors Trust - This trust seeks reasonable current income and long-term growth of income and capital. It invests primarily in stocks representing well known companies across a wide range of industries.

         T. Rowe Price Equity Index 500 Fund - This fund invests in the 500 stocks that make up the S&P 500(R)Index.

         T. Rowe Price International Stock Fund - This fund invests in established non-U.S. companies. It is diversified in developed, newly industrialized, and emerging countries.

         T. Rowe Price Spectrum Growth Fund - This fund invests in seven U.S. stock funds, one international stock fund, and one money market fund.

         MFS Total Return Fund - This fund, under normal market conditions, invests at least 25% of the portfolio in fixed income securities (bonds) and at least 40% of the portfolio in stocks with no more than 75% of assets invested in stocks.

         T. Rowe Price Capital Appreciation Fund - This fund invests primarily in stocks.

         T. Rowe Price Spectrum Income Fund - This fund invests in five U.S. bond funds, two international bond funds, a money market fund, and an income-oriented stock fund.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                6
--------------------------------------------------------------------------------

         T. Rowe Price Stable Value Fund - This common trust fund invests in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc., the advisor to the fund's sponsor, T. Rowe Price Trust Company.

         Benefit Payments
         Participants can receive the full current value of their account upon termination, including death or permanent and total disability. Provision has been made to permit early withdrawal of the balance in an account in the event of hardship, as defined by the Plan.

         Forfeited Accounts
         During 1999, employer contributions were reduced by $13,301, the balance of forfeited nonvested accounts of Sumco Inc. 401(k) Plan at the date of the merger with Handy & Harman Savings Plan. With the merger, all Sumco participants became vested in the entire value of their accounts.

2.       Summary of Significant Accounting Policies

         Basis of Accounting
         The Plan's financial statements have been prepared on the accrual basis of accounting.

         Investment Valuation and Income Recognition
         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Participant Loans
         Participants may borrow from their fund accounts a minimum of $500 up to a maximum of 50 percent of their account balance, not to exceed $50,000. Loan terms typically range from 1-5 years and are secured by the balance in the participant's account. The interest rate on the loan is prime plus 1% at the date of the loan application. For the years ended December 31, 1999 and 1998, the interest rate on loans ranged from 7% to 10%. Through payroll deductions, the principal and interest is repaid directly to the participant's account.

         Payment of Benefits
         Benefits are recorded when paid.

         Administrative Expenses
         With the exception of investment advisory fees paid by the Plan, all other administrative expenses are borne by the Company.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                7
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         Use of Estimates
         In accordance with generally accepted accounting principles, the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

         Risks and Uncertainties
         The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is as least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         Presentation
         The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                8
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3.       Investments

         The following presents investments that represent 5% or more of the Plan's net assets:

                                                                                                 December 31,
                                                                                             1999              1998

 T. Rowe Price Spectrum Growth Fund, 414,939 and                                         $ 7,348,570        $ 7,061,591
  429,276 shares, respectively
 T. Rowe Price Capital Appreciation Fund, 312,211 and                                      3,905,750          4,565,563
  345,353 shares, respectively
 T. Rowe Price Prime Reserve Fund, 3,210,042 and                                           3,210,042          4,039,822
  4,039,822 shares, respectively
 T. Rowe Price Stable Value Fund, 2,831,694 and 2,206,753                                  2,831,694          2,206,753
  shares, respectively
 T. Rowe Price Spectrum Income Fund, 232,833 and                                           2,493,644          2,910,087
  253,051 shares, respectively
 Massachusetts Investors' Growth Fund, 104,013 and 0                                       2,114,575                  -
  shares, respectively
 T. Rowe Price Equity Index 500 Fund, 38,939 and 0 shares,                                 1,540,446                  -
  respectively
 T. Rowe Price Small Cap Value Fund, 64,876 and 74,687                                     1,143,115          1,416,818
  shares, respectively


         During 1999, the Plan's investments (including gains or losses on investments bought and sold, as well as held during the year) appreciated in value by $891,578, as follows:


         Mutual funds                                   $ 868,310
         WHX Stock Fund                                    23,268
                                                        ---------
         Total investments                              $ 891,578
                                                        =========

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                9
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4.       Nonparticipant-directed Investments

         Information about the net assets and the significant  components of the
         changes  in  net  assets   relating   to  the   nonparticipant-directed
         investments is as follows:

                                                     December 31,
                                                1999                1998
 Net assets:
 WHX Stock Fund                              $ 762,730           $ 186,330


                                                     Year ended
                                                    December 31,
                                                        1999
 Changes in net assets:
 Contributions                                        $ 520,232
 Net appreciation                                        23,268
 Loan repayments                                         63,916
 Loan interest income                                    12,895
 Benefits paid to participants                          (43,911)
                                                      ---------
                                                      $ 576,400
                                                      =========
5.       Tax Status

         The Internal Revenue Service has determined and informed the Company by letter dated February 22, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

6.       Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

         In the event of termination, the trustee is not required to make any distributions from the trust until such time as the IRS shall have determined in writing that such termination will not adversely affect the tax qualification of the Plan.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                10
--------------------------------------------------------------------------------

7.       Related Party Transactions

         At  December   31,  1999  and  1998,   $24,547,130   and   $23,091,672,
         respectively, was invested in funds managed by T. Rowe Price, the Plan trustee. At December 31, 1999 and 1998, the WHX Stock Fund included net assets of $762,730 and $186,330, respectively.

HANDY & HARMAN
SAVINGS PLAN

Schedule H - Item 4i - Schedule of Assets Held for Investment Purposes
As of December 31, 1999
--------------------------------------------------------------------------------


  Identity of issue, borrower,                                           Current
    lessor or similar party            Description of investment          value

 *WHX Stock                         WHX Stock Fund+                      $  710,313
 *T. Rowe Price                     Stable Value Fund                     2,831,694
 *T. Rowe Price                     International Stock Fund              1,243,970
 *T. Rowe Price                     Prime Reserve Fund                    3,210,042
 *T. Rowe Price                     Capital Appreciation Fund             3,905,750
 *T. Rowe Price                     Spectrum Growth Fund                  7,348,570
 *T. Rowe Price                     Spectrum Income Fund                  2,493,644
 *T. Rowe Price                     Small Cap Value Fund                  1,143,115
 *T. Rowe Price                     Equity Index 500 Fund                 1,540,446
 *T. Rowe Price                     Mid Cap Growth Fund                     829,899
 MFS Investment Management          MFS Total Return Fund                    89,618
 MFS Investment Management          Mass. Investors' Trust                  313,133
 MFS Investment Management          Mass. Investors' Growth Fund          2,114,575
 *Loans to participants             Participant loans                     1,171,670




*Denotes party-in-interest
+Nonparticipant directed fund, cost basis $694,438

                    CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-64217) of WHX Corporation of our report dated June 27, 2000, relating to the financial statements of Handy & Harman Savings Plan, which appears in this Form 11-K.



/s/  PricewaterhoouseCoopers LLP
--------------------------------
PricewaterhouseCoopers LLP
New York, New York


June 27, 2000

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            Handy & Harman Savings Plan
                                                         (Name of plan)


Date: June 26, 2000                         /s/ Paul E. Dixon
                                            ------------------------------------
                                            Name:    Paul E. Dixon
                                            Title:   Senior Vice President,
                                                     General Counsel and
                                                     Secretary
                                            Handy & Harman Savings Plan
                                            Administrative Committee